SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG ◆

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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May 30, 2024

Confidential

Ms. Inessa Kessman

Mr. Robert Littlepage

Ms. Marion Graham

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WeRide Inc. (CIK No. 0001867729)

Response to the Staff’s Comments on Amendment No. 1 to Draft Registration

Statement on Form F-1 Confidentially Submitted on May 1, 2023

Dear Ms. Kessman, Mr. Littlepage, Ms. Graham and Mr. Kauten:

On behalf of our client, WeRide Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 15, 2023 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on May 1, 2023 (the “Amendment No. 1 to Draft Registration Statement”).

Securities and Exchange Commission

May 30, 2024

Concurrently with the submission of this letter, the Company is submitting its further revised draft registration statement on Form F-1 (the “Amendment No. 2 to Draft Registration Statement”) to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Amendment No. 1 to Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Amendment No. 1 to Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 2 to Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2 to Draft Registration Statement.

Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its audited consolidated financial statements as of and for the year ended December 31, 2023; and (ii) other information and data to reflect developments since the last submission. The Company also intends to include its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2023 and June 30, 2024 in a subsequent submission or filing with the Commission when they become available.

Comments in Letter Dated May 15, 2023

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted May 1, 2023

Cover Page

1. We note your response to prior comment 3 and reissue the comment. Notwithstanding that you completed the unwinding of the VIE structure we continue to believe that your corporate structure subjects you to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitations on foreign ownership of technology companies.

In response to the Staff’s comment, the Company has, to the extent appropriate and practicable, replaced terms such as “we” or “our” when describing activities or functions of the operating subsidiaries in the Amendment No. 2 to Draft Registration Statement with “WeRide” which is defined on the prospectus cover page, the Conventions (page 24) and the Business section (page 133) as the group of the Company’s operating subsidiaries.

Securities and Exchange Commission

May 30, 2024

VIE Consolidation Schedule, page 18

2. We note your response to our prior comment 8. However, since the schedules presented are for the years ended December 31, 2022 and 2021 before you unwound the VIE structure, the references in the Consolidating Schedule should be to the VIE. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 to 22 of the Amendment No. 2 to Draft Registration Statement.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 95

3. We note you do not present any statistical data in your Management’s Discussion and Analysis of Financial Conditions and Results of Operations. In this regard, tell us how you considered Item 5 of Form 20-F as it relates to the presentation of other statistical data that the company believes will enhance a reader’s understanding of the company’s financial condition, cash flows and other changes in financial condition, and results of operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 101, 102, 103, 104, 105 and 106 of the Amendment No. 2 to Draft Registration Statement.

Results of Operations, page 103

4. We note on page 8 you discuss taxi services through your WeRide Go app and autonomous freight-as-a-service revenue. However, these services are not mentioned in your Results of Operations. Please disclose how these services have affected your Results of Operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 96, 102 and 105 of the Amendment No. 2 to Draft Registration Statement.

5. We note your statement that, “Our product revenue increased from RMB101.6 million in 2021 to RMB337.7 million (US$49.0 million) in 2022, primarily due to the increase in the sales of our autonomous driving vehicles and related sensor suites.” To give investors insight into what drove your revenue growth, please expand your disclosure to state what specific products drove the revenue growth. Your disclosure should provide both quantitative and qualitative description of the reasons for the underlying material changes. We refer to guidance in Item 5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 105 of the Amendment No. 2 to Draft Registration Statement.

Securities and Exchange Commission

May 30, 2024

6. You state that “service revenue increased from RMB36.6 million in 2021 to RMB189.8 million (US$27.5 million) in 2022, primarily due to the increase in revenue generated from ADAS solutions.” Please describe in detail the ADAS solutions services that were provided and the underlying reason for the increase in ADAS solutions revenue. We note that on page 8 you refer to certain ADAS solutions that will go to market in 2023. As such, it is not clear what ADAS solutions drove historical revenue versus what ADAS solutions you expect to provide in the future. Clarify throughout the filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 105 of the Amendment No. 2 to Draft Registration Statement.

7. Your current discussion of cost of revenue and gross profit is too general and does not provide enough quantitative and qualitative detail as to the reasons for material fluctuation in those line items. Please expand your disclosure to provide investors with more detail about what specific products and services drove the material fluctuations in those line items. We refer to guidance in Item 5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 105 of the Amendment No. 2 to Draft Registration Statement.

8. On page 105 you state, “We expect to narrow our loss in the foreseeable future.” Please expand your disclosure by referencing specific trends and strategies that will allow you to narrow your loss in the future. Disclose specific line items that will be affected. Also, disclose the significant increase in stock compensation expense expected to be recorded in future periods if an IPO is effective and how this stock compensation expense will affect future net income (loss). We refer to your disclosure on pages 51 and 113-114.

In response to the Staff’s comment, the Company has revised the disclosure on pages 104 of the Amendment No. 2 to Draft Registration Statement to disclose the specific trends and strategies that will allow it to narrow loss in the future. In addition, the Company respectfully advises the Staff that, as disclosed on pages 102, 113 and F-63 of the Amendment No. 2 to Draft Registration Statement, it recognized a cumulative catch-up of the share-based compensation for restricted share units in 2023 as the vesting of the restricted share units became probable. As such, the company does not expect to record significant increase in stock compensation expense after an IPO is effective.

Non-IFRS Financial Measures, page 107

9. We note your statement that “Adjusted net loss enables our management to assess our operating results without considering the impacts of the aforementioned non-cash adjustment items that we do not consider to be indicative of our core operations.” We also note that one of your adjustments is for “fair value changes of financial liabilities measured at FVTPL.” However, you do not adjust for “fair value changes of financial assets at FVTPL.” This appears to be an unbalanced presentation of Non-IFRS adjusted net loss, please revise accordingly. Also, tell us why you do not adjust for net foreign exchange gain/(loss).

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 28-30, 93, 101, 104, 107, 108 and 130 of the Amendment No. 2 to Draft Registration Statement to include adjustment for fair value changes of financial assets at FVTPL. The Company also respectfully refers the Staff to its response to comment No. 13 with respect to the reason for not adjusting for net foreign exchange gain/(loss).

Securities and Exchange Commission

May 30, 2024

Liquidity and Capital Resources, page 108

10. We note that your financial assets at FVTPL and time deposits represent about 42% of your total assets as of December 31, 2022. Please disclose the jurisdiction(s) that hold these financial assets. Also, disclose the currency(ies) in which these assets are held.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Amendment No. 2 to Draft Registration Statement.

Contractual Obligations, page 111

11. On page 150 you state, “We enter into separate contracts with OEM partners and Tier-1 supplier partner on market terms.” Please confirm you do not have any contractual obligations related to these contracts.

In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Amendment No. 2 to Draft Registration Statement.

Business

Overview, page 129

12. We note your response to prior comment 11. In order to provide context to your statement that you “operate one of the world’s largest autonomous driving fleets, with over 500 vehicles” please disclose the number of vehicles sold for the periods presented.

The Company has revised the disclosure on page 139 of the Amendment No. 2 to Draft Registration Statement in response to the Staff’s comment.

Consolidated Financial Statements

Consolidated Statements of Profit or Loss, page F-3

13. We note your response to our comment 23. As noted in paragraph 1, IAS 1 prescribes the basis for presentation of general purpose financial statements and in paragraphs 81A—105 it provides guidance on the presentation of the statement of profit or loss and other comprehensive income. Furthermore, paragraph 29 of IAS 1 indicates that items of a dissimilar nature or function shall be presented separately. Please explain to us the nature and function of the transactions that gave rise to your interest income and net foreign exchange gain (loss) and why they are similar in nature and function to your primary sources of revenue. We note you present interest expense outside of operating losses.

The Company respectfully advises the Staff that the Company generated cash proceeds of RMB2.9 billion, RMB2.3 billion and RMB0.5 billion mainly from issuance of preferred shares in 2021, 2022 and 2023, respectively, and held those proceeds with banks and other financial institutions. These cash balances gave rise to all the interest income and majority of net foreign exchange gain (loss).

Securities and Exchange Commission

May 30, 2024

The Company raised funds from the issuance of preferred shares and maintained a high level of cash balances as the Company expects that it would require substantial amounts of cash to support its operating activities. While the Company acknowledges that the resulting interest income and net foreign exchange gain (loss) are not similar in nature and function to the Company’s primary sources of revenue, they are nevertheless part of the operating activities to generate its primary sources of revenue, taking into account the following factors:

(1)

The Company expects to enter into more long-term contracts with customers under which the customers may pay by instalments over a longer period. However, the timing of payment of major operation costs such as staff costs and inventory procurement costs largely remains unchanged. The Company therefore expects a wider gap between the timing of collecting payments from customers and settling payments to staff and suppliers.

(2)	In order to expand its customer base and accelerate the commercialization of autonomous driving technology, the Company expects to incur more costs in sales and marketing activities.

(3)

Technology is a key competing factor in the autonomous driving industry and research and development is one of the Company’s major spending. The Company expects to continue to carry out substantial research and development activities to maintain its competitiveness in the market.

In response to the Staff’s comment on the aggregation of line items on the face of the consolidated statements of profit or loss, the Company has revised the consolidated statements of profit or loss to present interest income and net foreign exchange gain/(loss) as separate line items. The Company has also correspondingly revised Note 6 to the consolidated financial statements.

Notes to Consolidate Financial Statements

2 Significant accounting policies, page F-18

14. We note your disclosure on page 40 states, “We generally offer a limited warranty to our customers for our products in order to repair or replace for the aforementioned errors, defects or hardware component failures. However, subject to the product liability related laws and regulations in the jurisdictions where our products and services are offered, we may incur significant additional development costs and product recall, repair or replacement costs, or more importantly, liability for personal injury or property damage caused by such errors or defects, as these problems would also likely result in claims against us.” Please disclose how you account for your warranty obligations. Refer us to your basis in the accounting literature.

The Company has expanded the disclosure in Note 2(x) to the consolidated financial statements to add the accounting for warranties in response to the Staff’s comment.

Securities and Exchange Commission

May 30, 2024

The Company respectfully advises the Staff that the Company provides customers with a standard warranty of three to five years that covers fixing of defects and hardware component failures to ensure that the autonomous driving vehicles will function in accordance with the agreed-upon specifications. The Company assessed that this standard warranty is an assurance type warranty under the requirements of paragraphs B30-B31 of IFRS 15 and accounts for the standard warranty under IAS 37.

The Company also offers an option to the customers to purchase a warranty for an extended period. The Company assessed such extended warranty is a service type warranty under the requirements of paragraphs B29 and B31 of IFRS 15 and accounts for the extended warranty as a distinct performance obligation. Transaction price allocated to the extended warranty is recognized as revenue over the extended warranty period.

Subject to the product liability related laws and regulations in the jurisdictions where the Company’s products and services are offered, the Company is obliged to pay compensation if its products cause harm or damage. The Company accounts for such obligation in accordance with IAS 37 under the requirements of paragraph B33 of IFRS 15.

(f) Intangible assets (other than goodwill), page F-21

15. We note your response to comment 24 and your new disclosure in Note 2(z). However, the current disclosure in Note 2(f) continues to imply that certain development activities have been capitalized. Please revise to include disclosure in Note 2(f) that clearly states you have not capitalized any development activities.

The Company has revised Note 2(f) to the consolidated financial statements in response to the Staff’s comment to clarify that all development activities have been expensed for the periods presented.

(g) Other investments in debt and equity securities, page F-22

16. It appears that at December 31, 2022 you have RMB 1.2 billion in financial assets at FVTPL. On page F-47 you state that they are non-equity investments which “represent wealth management products issued by banks with floating rates.” Please provide a more detailed description of what these investments represent and their associated rates. Discuss how the floating rates are determined. Also, please reconcile the disclosure on page F-47 to your disclosure on page F-71 which indicates these financial assets are valued at Level 2 and are financial assets purchased from an open-ended mutual fund.

In response to the Staff’s comment, the Company has expanded its disclosure on Note 20 and Note 31(e) to the consolidated financial statements to include the reconciliation of these disclosures.

The Company respectfully advises the Staff that the financial assets at FVTPL are wealth management products with original maturities of 12 months or less, which are issued by banks or financial institutions with variable returns. The variable returns of these wealth management products are determined by the performance of underlying assets including government bonds

Securities and Exchange Commission

May 30, 2024

and money market funds. The fair value of these financial assets is determined based on the unit price published on the counterparty bank’s or financial institution’s websites. The published unit price is the unit price at which a holder could redeem the fund units at the end of each period presented.

(x) Revenue and other income, page F-31

17. On page 8 you discuss that you “provide robotaxi services through the WeRide Go app and provide autonomous freight-as-a-service.” However, your revenue recognition policy does not appear to discuss these sources of revenue. Please provide a discussion of revenue recognition policy as it relates to providing robotaxi services through your WeRide Go app and providing fright-as-a-service via your robovans. Also, disaggregate these revenue sources in your revenue footnote.

The Company respectfully advises the Staff that the Company provides transportation services to individual customers via the WeRide Go app using its own robotaxi fleet and autonomous freight-as-a-service to logistics companies using its own robovans. As the transportation services and freight services are completed within the same day, the Company recognizes the service fee as revenue upon the completion of the services.

Revenue generated from robotaxi services through the WeRide Go app and autonomous freight-as-a-service accounted for less than 1% of the Company’s total revenue for the years ended December 31, 2021, 2022 and 2023. Due to the insignificant amounts, the Company did not disclose the revenue recognition policies and did not disaggregate the revenue amounts in the revenue footnote and instead included them in the revenue of “L4 autonomous driving and ADAS services” during the years presented.

17 Contract assets and contract liabilities

(a) Contract assets, page F-45

18. We note your disclosure on page F-45 where you state “The Group typically agrees to a retention period between one to three years for the sales of L4 autonomous driving vehicles and the related retentions are included in the contract assets until the end of the retention period as the Group’s entitlement to the retentions is conditional on the Group’s work satisfactorily passing retention period.” In this regard, please tell us and disclose how you considered your revenue recognition policy as it relates to retentions being conditional on the Group’s work satisfactorily passing the retention period. In other words, tell us how you meet the acceptance criteria if this type of retention period exists.

The Company has expanded and revised its disclosure on Note 17(a) to the consolidated financial statements in response to the Staff’s comment.

The Company respectfully advises the Staff that the Company agrees to a retention period between one to three years for certain sales of L4 autonomous driving vehicles after the autonomous driving vehicles have been accepted by the customers upon the completion of the landing deployment services by the Company. Landing deployment services include setting-up

Securities and Exchange Commission

May 30, 2024

vehicles with maps, performing road testing, adapting cloud service for autonomous functions to make the autonomous driving vehicles run on specific roads and reach the certain customer-specific technical metrics and autonomous functions. The completion of landing deployment services is separately inspected and accepted by the customers through test driving and demo of each required technical metric and autonomous function on the specific roads. Therefore, the Company considered that the customer acceptance upon the completion of landing deployment services provides objective evidence that L4 autonomous driving vehicles have complied with the customer’s specifications. In addition, based on historical experience the Company was able to pass the retention period to collect the retentions. In this regard, the Company assessed that it satisfied the acceptance criteria to recognize revenue upon the completion of landing deployment services even where retention period exists.

37 Subsequent events, page F-78

19. We note your disclosure on page 204 states that on “January 19, 2023, we issued 1,524,259 Series D preferred shares to Hainan Huifuchangyuan Equity Investment Fund Partnership (Limited Partnership) for a consideration of US$7,099,998.42.” Please disclose this information and all significant post balance sheets events in your subsequent event footnote.

The Company has expanded its disclosure on Note 37 to the consolidated financial statements in response to the Staff’s comment.

General

20. Please provide a detailed legal analysis regarding whether the company and each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the 1940 Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

In response to the Staff’s comments No. 20 and No. 21, the Company respectfully submits that the Company is not an investment company pursuant to Rule 3a-8 under the Investment Company Act of 1940 (the “1940 Act”), which provides that a research and development company that meet the conditions of the Rule will not be deemed to be an investment company. Set forth below are the conditions of Rule 3a-8, each followed by the Company’s analysis with respect to such condition.

(1)	Research and development expenses, for the last four fiscal quarters combined, are a substantial percentage of the company’s total expense for the same period.

For the four fiscal quarters ended December 31, 2023, the Company’s research and development expenses (as defined in FASB ASC Topic 730) of RMB1,058.4 million equaled approximately 61.3% of the Company’s total operating expenses of RMB1,725.2 million. Such research and development expenses represent a substantial percentage of the Company’s total operating expenses. As noted in the adopting release for Rule 3a-8(a)(1), “research and development expenses that constitute a majority of a company’s total expenses certainly would be considered substantial.” Certain Research and Development Companies, SEC Release No. IC-26077 (June 16, 2003).

Securities and Exchange Commission

May 30, 2024

(2)

The company’s net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its research and development expenses for the same period.

For the four fiscal quarters ended December 31, 2023, the Company’s net income derived from investments in securities of RMB132.0 million, equaled approximately 12.5% of the Company’s research and development expenses of RMB1,058.4 million.

(3)

The company’s expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters, combined, do not exceed five percent of its total expenses for the same period.

For the four fiscal quarters ended December 31, 2023, the Company did not record any expenses for investment advisory and management activities, investment research or custody.

(4)

The Company’s investments in securities are capital preservation investments, except that: (i) no more than 10 percent of the company’s total assets may consist of other investments, or (ii) no more than 25 percent of the company’s total assets may consist of other investments, provided that at least 75 percent of such other investments are investments made pursuant to a collaborative research and development arrangement.

Rule 3a-8 defines “capital preservation investment” to mean an “investment that is made to conserve capital and liquidity until the funds are used in the issuer’s primary business or businesses.” More than 99.9% of the Company’s investments in securities are capital preservation investments. The Company’s investments in securities consist of (i) a cash sweep account linked to a money market mutual fund, which provides the Company with daily liquidity, (ii) certain wealth management products managed by banks linked to bonds with maturity dates of one year from the date of purchase, but from which the Company can withdraw early without penalty, and (iii) time deposits with a term of one year. The Company believes that the liquidity profile of its portfolio of capital preservation investments is appropriate in light of the anticipated capital needs and product development timelines of the Company’s primary business. The Company’s capital preservation investments are held with large, reputable U.S. banks with investment grade credit ratings, and therefore present limited credit risk.

(5)	The company does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and it is not a special situation investment company.

The Company is primarily engaged, directly, through majority-owned subsidiaries, or through companies which it controls primarily, in the autonomous driving business, and is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, or trading in securities. The Company is not a special situations investment company.

Securities and Exchange Commission

May 30, 2024

(6)

The company is primarily engaged, directly, through majority-owned subsidiaries, or through companies which it controls primarily, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by: (i) the activities of its officers, directors and employees; (ii) its public representations of policies; (iii) its historical development; and (iv) an appropriate resolution of its board of directors, which resolution or action has been recorded contemporaneously in its minute books or comparable documents.

The Company is primarily engaged, directly, through majority-owned subsidiaries, or through companies which it controls primarily, in the autonomous driving business. This is evidenced by the following:

a.

As of December 31, 2023, the Company had 718 employees, approximately 78% of whom are research and development staff, including engineers and autonomous driving scientists. Three Company employees are responsible for managing the Company’s capital preservation investments. Two of such employees devote approximately 10% of their time to such activities on average, and the other employee devotes approximately 5% of such employee’s time to such activities.

b.

The Company represents publicly that it is primarily engaged in the autonomous driving business, as evidenced by disclosure throughout the draft Form F-1 Registration Statement and other public statements by the Company. For example, the Company’s website describes the Company as “a leading, commercial-stage global company that develops Level 4 autonomous driving technology,” and Company’s press releases have described the Company as “a global leading company that develops Level 4 autonomous driving technologies, bringing smart cities with new products, new business models and new experiences.”

c.

The Company’s historical development supports the conclusion that the Company is primarily engaged in the autonomous driving business. The Company was established in 2017 as an autonomous driving business and shortly thereafter completed its first autonomous driving public road test. In 2019, the Company launched China’s first open-to-public robotaxi service. In 2022, the Company launched its fully driverless robobus service. The Company’s autonomous driving vehicles are test running and conducting commercial pilots in 30 cities and seven countries across Asia, the Middle East and Europe and are undertaking public operations in six cities worldwide.

d.

The Company’s board of directors has resolved that the Company is primarily engaged in the autonomous driving business. Among other things, the board of directors has approved the submission of the draft Registration Statement on Form F-1, which states, among other things, that the Company is an “autonomous driving company” whose mission is to “transform urban living with autonomous driving.”

Securities and Exchange Commission

May 30, 2024

(7)	The company’s board of directors has adopted a written investment policy with respect to the company’s capital preservation investments.

The Company’s board of directors has adopted a written investment policy as required by Rule 3a-8 that is designed to provide that the Company’s cash reserves are to be used to purchase investments that conserve capital and liquidity until the funds are used in the Company’s primary business in a manner consistent with the Company’s reliance on Rule 3a-8.

As required by Rule 3a-8, the calculations set forth above have been determined on a consolidated basis with the Company’s wholly-owned subsidiaries.

The Company notes that it has one indirect subsidiary that is majority-owned but not wholly-owned. That subsidiary, Wenyuan Yuexing (Guangdong) Travel Technology Co., Ltd. (“Wenyuan Yuexing”), does not hold any of the Company’s capital preservation investments and does not engage in a significant portion of the Company’s research and development activities. Wenyuan Yuexing is primarily engaged in the development and testing of autonomous driving vehicles, and is not and does not hold itself out as being engaged primarily, nor does it propose to engage primarily, in the business of investing, reinvesting or trading in securities, and does not own or propose to acquire investment securities (as defined in Section 3(a)(2) of the 1940 Act) having a value exceeding forty percent (40%) of the value of its total assets (exclusive of Government securities and cash items).

21. Please provide a legal analysis of whether the company and each of its subsidiaries meets the definition of an “investment company” under Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

The Company respectfully refers the Staff to the Company’s response to comment No. 20 above.

If you have any questions regarding the Amendment No. 2 to Draft Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Tony Han, Director and Chief Executive Officer, WeRide Inc.

Jennifer Li, Senior Vice President, WeRide Inc.

Yilin Xu Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Allen Lu, Partner, KPMG Huazhen LLP

Lily Liu, Partner, KPMG Huazhen LLP